Exhibit 99.1

THIS ANNOUNCEMENT IS BEING FILED AS A MATTER OF RECORD ONLY.  IT IS NOT INTENDED FOR PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES OF AMERICA OR TO ANY U.S. PERSON, OR IN OR INTO CANADA, AUSTRALIA, SOUTH AFRICA AND JAPAN

Investor News	Oliver Maier
Head of Investor Relations

Fresenius Medical Care
Else-Kröner-Straße 1
61352 Bad Homburg
Germany
T +49 6172 609-2601
F +49 6172 609-2301
oliver.maier@fmc-ag.com
www.fmc-ag.com

October 09, 2014

Initial conversion price of equity-neutral convertible bonds fixed

Bad Homburg, Germany — Fresenius Medical Care AG & Co. KGaA (the “company” or “Fresenius Medical Care”; Frankfurt Stock Exchange: FME / New York Stock Exchange: FMS), the world’s largest provider of dialysis products and services, has determined the initial conversion price of its equity-neutral convertible bonds at EUR 73.6448. This represents a 35% premium over the share reference price of EUR 54.55171. Fresenius Medical Care placed its EUR 400 million equity-neutral convertible bonds due 2020 on September 16, 2014.

About Fresenius Medical Care

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 2.5 million individuals worldwide. Through its network of 3,335 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatments for 280,942 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products.

For more information about Fresenius Medical Care, visit the company’s website at www.fmc-ag.com.

Disclaimer

The information contained in this announcement is for background purposes only and does not purport to be full or complete. No reliance may be placed for any purpose on the information contained in this announcement or its accuracy or completeness. No prospectus will be prepared in connection with the offering of the securities referred to herein. The securities referred to herein may not be offered to the public in any jurisdiction in circumstances which would require Fresenius Medical Care AG & Co. KGaA (“Fresenius Medical Care”), any broker, dealer or bank, any of their respective affiliates, or any person acting on behalf of any of them, to prepare or register any prospectus or offering document relating to the securities referred to herein in such jurisdiction.

The distribution of this announcement and the offer and sale of the securities referred to herein may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement does not contain or constitute or form part of, and should not be construed as, an offer or invitation to sell, or the solicitation of an offer to buy or subscribe for, any securities to any person in the U.S., Australia, Canada, South Africa or Japan or in any jurisdiction to whom or in which such offer or solicitation is unlawful. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or the laws of any state within the U.S. or under the applicable securities laws of Australia, Canada, South Africa or Japan, and may not be offered or sold in the U.S., unless registered under the Securities Act or offered and sold in a transaction exempt from, or not subject to, the registration requirements of the Securities Act. Subject to certain exceptions, the securities referred to herein may not be offered or sold in Australia, Canada, South Africa or Japan or to, or for the account or benefit of, any national, resident or citizen of Australia, Canada, South Africa or Japan. There will be no public offer of the securities referred to herein in the U.S., Australia, Canada, South Africa or Japan.

The offer referred to herein when made in member states of the European Economic Area (“EEA”) which have implemented the Prospectus Directive (each, a “relevant member state”), is only addressed to and directed at persons who are “qualified investors” as defined in the Prospectus Directive (“Qualified Investors”). For these purposes, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in a relevant member state), and includes any relevant implementing measure in the relevant member state and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

In the U.K., this announcement is directed only at, Qualified Investors (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) or (ii) who fall within Article 49(2)(a) to (d) of the Order, and (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). This announcement must not be acted on or relied on (i) in the U.K., by persons who are not relevant persons, and (ii) in any member state of the European Economic Area other than the U.K., by persons who are not Qualified Investors.

This announcement may include statements that are, or may be deemed to be, “forward-looking statements”. These forward-looking statements may be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “plans”, “projects”, “anticipates”, “expects”, “intends”, “may”, “will” or “should” or, in each case, their negative or other variations or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. Forward-looking statements may and often do differ materially from actual results. Any forward-looking statements reflect Fresenius Medical Care’s current view with respect to future events and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to Fresenius Medical Care’s business, results of operations, financial position, liquidity, prospects, growth or strategies. Forward-looking statements speak only as of the date they are made.

Each of Fresenius Medical Care, any broker or dealer particpating in the offering, and their respective affiliates expressly disclaims any obligation or undertaking to update, review or revise any forward looking statement contained in this announcement whether as a result of new information, future developments or otherwise.

No reliance may or should be placed by any person for any purposes whatsoever on the information contained in this announcement or on its completeness, accuracy or fairness. The information in this announcement is subject to change.

The date of admission of the convertible bonds and the shares issued upon conversion to trading may be influenced by things such as market conditions. There is no guarantee that admission will occur and you should not base your financial decisions on Fresenius Medical Care’s intentions in relation to admission at this stage. Acquiring investments to which this announcement relates may expose an investor to a significant risk of losing all of the amounts invested. Persons considering making such investments should consult an authorized person specializing in advising on such investments. This announcement does not constitute a recommendation concerning the convertible bonds offering. The value of shares can decrease as well as increase. Potential investors should consult a professional advisor as to the suitability of the convertible bonds offering for the person concerned.